

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 13, 2016

David M. Khani
Chief Financial Officer
Cone Midstream Partners LP
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

      Re: **Cone Midstream Partners LP**
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed February 18, 2016
            File No. 1-36635

Dear Mr. Khani:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ William H. Thompson

      William H. Thompson
      Accounting Branch Chief
      Office of Consumer Products